QuickLinks -- Click here to rapidly navigate through this document

BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP
333 WEST WACKER DRIVE, SUITE 2700
CHICAGO, ILLINOIS 60606

Sarah M. Bernstein
(312) 984-3226	Telephone (312) 984-3100
Voice Mail Ext. 4226	Facsimile (312) 984-3220
sarah.bernstein@bfkpn.com

June 29, 2006

VIA E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3628
Washington, D.C. 20549
Attention:  Jennifer Hardy, Legal Branch Chief

RE:	Badger State Ethanol, LLC Schedule 13E-3 Filed March 28, 2006 File No. 005-81699 Preliminary Proxy Statement on Schedule 14A Filed March 28, 2006 File No. 333-50568

Ladies and Gentlemen:

        On behalf of Badger State Ethanol, LLC (the "Company"), enclosed please find proposed changes to the amended Preliminary Proxy Statement on Schedule 14A. These changes have not yet been filed as a revised Schedule 14A, but are being provided to you prior to such filing in order to expedite your review. The enclosed set forth the responses to the comments of the Staff contained in a letter, dated June 28, 2006, relating to the above-referenced filings.

        Set forth below are the comments of the Staff contained in the Staff's letter and immediately below each comment is the response with respect thereto. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the marked copies of the amended Preliminary Proxy Statement included with this letter.

Preliminary Proxy Statement on Schedule 14A

Effect of Trading on Class A Member Units, page 38

  1.
  We read your response to comment five of our letter dated June 14, 2006 and we reissue this comment. In this regard, we note the disclosure in this section has not been revised to explain the availability of agstocktrade.com in light of the fact that the Class A-1 units will be restricted securities.

  1.
  The Preliminary Proxy Statement has been revised in accordance with your comments. Please see page 12, 38, 40 and 54 of the Preliminary Proxy Statement.

        Please do not hesitate to call Dennis R. Wendte at (312) 984-3188 or me at (312) 984-3226 if you have any further questions or if we can be of further assistance.

Sincerely,
/s/ Sarah M. Bernstein Sarah M. Bernstein
SMB/bgx Enclosures

cc: Mr. Gary L. Kramer Dennis R. Wendte, Esq.

QuickLinks

BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP 333 WEST WACKER DRIVE, SUITE 2700 CHICAGO, ILLINOIS 60606